SECURITIES AND EXCHANGE
                COMMISSION
                       Washington, DC  20549

                           SCHEDULE 13G
             Under the Securities Exchange Act of
                         1934 (Amendment No. )
                     Servico Inc.SERVICO INC.
                         (Name of Issuer)
                     Common StockCommon Stock
                  (Title of Class of
                  Securities)
                        817648108817648108
                          (CUSIP Number)



Check the following box if a fee is being paid with this statement.

(A  fee  is  not required only if the filing person:   (1)  has
a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item  1; and  (2)  has  filed  no                      amendment
subsequent  thereto  reporting
beneficial ownership of five percent or less of such class).
(See Rule 13d-7).

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                (Continued on following pages(s))



CUSIP NO.  817648108
                               13G
 1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    NationsBank Corporation
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                    (a)

                                                    (b)

 3   SEC USE ONLY

 4   CITIZENSHIP OR PLACE OF ORGANIZATION

    North Carolina Corporation
               5 SOLE VOTING POWER
                3052422
  NUMBER OF    6 SHARED VOTING POWER
   SHARES
BENEFICIALLY     0
  OWNED BY
    EACH       7 SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH     3052422
               8 SHARED DISPOSITIVE POWER

                0
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3052422
    10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                             CERTAIN
    SHARES *


 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    13.73
 12  TYPE OF REPORTING PERSON *

    HC
               *SEE INSTRUCTION BEFORE FILLING OUT!
                            FOOTNOTE


                            Exhibit A

As of July 17, 1998, NationsBank Corporation was the beneficial owner of 247,760 shares of the Issuer's common stock and 1,201,500 7% Convertible Redeemable Equity Structured Trust Securities ("CRESTS") issued by Lodgian Capital Trust I, which CRESTS will be convertible at the option of wholly-owned subsidiaries of NationsBank Corporation on or after September 15, 1998 into 2,804,662 shares of the Issuer's common stock.
The CRESTS are held in connection with certain swap transactions as well as in connection with the participation by a subsidiary of NationsBank Corporation in the original private placement of the CRESTS and related market-making activities.

                            Exhibit B

The shares of the Issuer's common stock beneficially owned by NationsBank Corporation are held by two wholly-owned subsidiaries of NationsBank Corporation: NationsBanc Montgomery
Securities LLC (BD) and NMS Services, Inc. (CO).

                          SCHEDULE 13G

Item 1(a) Name of Issuer:

     Servico Inc.

Item 1(b) Address of Issuer's Principal Executive
     Offices: 1601 Belvedere Rd.
     West Palm Beach, Florida 33406

Item 2(a) Name of Person(s) Filing:

     (a)  NationsBank Corporation
Item 2(b) Address of Principal Business Office or, if none,
Residence:
     (a)  101 South Tryon Street, NationsBank Plaza,

          Charlotte, North Carolina  28255

Item 2(c) Citizenship:

     (a)  North Carolina corporation

Item 2(d) Title of Class of Securities:

     Common Stock

Item 2(e) CUSIP Number:

     817648108

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
     (a) Broker or Dealer registered under Section 15 of the Act

     (b)      Bank as defined in Section 3(a)(6) of the Act

     (c)      Insurance Company as defined in Section
             3(a)(19) of the Act

     (d) Investment Company registered under Section 8 of the Investment
             Company Act

     (e)      Investment Advisor registered under Section
             203 of the
             Investment Advisors Act of 1940

     (f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income
             Security Act of
             1974 or Endowment Fund; see Sub-section 240.13d
             1(b)(1)(ii)(F)

     (g) Parent Holding Company in accordance with Sub-section
             240.13d-1(b)(ii)(G) (Note:  See Item 7)

     (h)      Group, in accordance with Sub-section 240.13d-
             1(b)(1)(ii)(H)

   If this statement is filed pursuant to Rule13d-1(c), check this box.
      X

     The following entities are holding companies:
          NationsBank Corporation

     The following entities are banks:
   The following entities are registered investment advisors:

Item 4    Ownership:

     With respect to the beneficial ownership of the reporting entity as of 07/17/98, see Items 5 through 11, inclusive, of the respective cover pages of this Schedule 13G applicable to such entity which are incorporated herein by reference.
     See Exhibit A.
Item 5    Ownership of Five Percent or Less of a Class:
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
Item 6    Ownership of More Than Five Percent on Behalf of
Another
Person:

     To the extent that the reported shares are held in various fiduciary accounts, dividends and the proceeds of such shares are payable to other persons, including such accounts, the beneficiaries or settlors thereof or a combination of such persons. In certain instances, other persons (including beneficiaries and settlors) may be deemed to have the power to direct receipt of dividends or the proceeds of the sale of shares reported herein. To the best of the undersigned's knowledge and belief, no one other person has such an economic interest relating to more than 5% of the class of reported shares.

Item 7    Identification and Classification of the Subsidiary
Which Acquired
          the Security Being Reported on By the Parent Holding
          Company:

     See Exhibit B.

Item 8    Identification and Classification of Members of the
Group:


          Not Applicable

Item 9    Notice of Dissolution of Group:

     Not Applicable

Item 10   Certification:

     By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.




                            Signature




     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                              NATIONSBANK CORPORATION

     Dat August 21, 1998   By:
     e:
                              Name:  Satish G. Pattegar
                              Title:  Senior Vice
                              President
Document3  MJC